SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                        Integrated Security Systems, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45812J101
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Russell Cleveland
                         Renaissance Capital Group, Inc.
                  8080 N. Central Expressway, Suite 210, LB-59
                            Dallas, Texas 75206-1857
                                 (214) 891-8294
------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 24, 2001
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

CUSIP No. 45812J101                                     13D
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON                  I.R.S. IDENTIFICATION NUMBER
          Renaissance Capital Growth & Income Fund III, Inc.          75-2533518
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)      [ ]
                                                                 (b)      [x]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                       [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Texas
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER
                        21,944,758
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER
                        None
         -----------------------------------------------------------------------
         9.       SOLE DISPOSITIVE POWER
                        21,944,758
         -----------------------------------------------------------------------
         10.      SHARED DISPOSITIVE POWER
                        None
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  21,944,758
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)
                  67.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  IV

CUSIP No. 45812J101                                     13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                   I.R.S. IDENTIFICATION NUMBER
         Renaissance US Growth & Incom                            None - Foreign
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      [ ]
                                                               (b)      [x]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e) [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  England
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER
                           21,108,446
         -----------------------------------------------------------------------
         8.       SHARED VOTING POWER
                           None
         -----------------------------------------------------------------------
         9.       SOLE DISPOSITIVE POWER
                           21,108,446
         -----------------------------------------------------------------------
         10.      SHARED DISPOSITIVE POWER
                           None
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  21,108,446
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                     [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)
                  67.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  IV

Item 1.           Security and Issuer.

         This statement relates to the Common Stock ("Common Shares") of Integrated Security Systems, Inc. (the "Company"). The principal executive offices of the Company are located at 8200 Springwood Drive, Irving, Texas 75063.

Item 2.           Identity and Background.

         (a) This Statement is filed by Renaissance Capital Growth & Income Fund III, Inc. ("Renaissance III"), and Renaissance US Growth & Income Trust PLC ("Renaissance PLC"); Renaissance III and Renaissance PLC collectively referred to herein as "Reporting Persons").

                  Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Attachment 1 attached hereto and incorporated herein by reference.

         (b) Renaissance III is a business development company regulated under the Investment Company Act of 1940, as amended, and organized under the laws of the State of Texas, with its principal business and principal office at 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

                  Renaissance PLC is an investment trust organized under the laws of England and Wales. Its address in the United States is c/o Renaissance Capital Group, Inc., Investment Manager, 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

                  The business addresses of the directors and executive officers of the Reporting Persons are set forth on Attachment 1 to this Statement and incorporated herein by reference.

         (c) Renaissance III and Renaissance PLC are engaged in the business of investing principally in emerging or undervalued U.S. public companies.

         (d) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All persons named on Attachment 1 to this Statement are citizens of the United States, except as otherwise indicated on such Attachment.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The total amount of funds required by Renaissance III to acquire the securities reported in Item 5(a) was $4,479,589. The source of such funds was capital of Renaissance III.

                  The total amount of funds required by Renaissance PLC to acquire the securities reported in Item 5(a) was $4,313,463. The source of such funds was capital of Renaissance PLC.

Item 4.           Purpose of Transaction.

                  The Reporting Persons each acquired beneficial ownership of the Common Stock reported in Item 5(a) both in the ordinary course of business for investment purposes and upon exchange of indebtedness in connection with the financial restructuring of the Company. The President and CEO of Renaissance Capital Group, Inc., the investment advisor to Renaissance III and the investment manager of Renaissance PLC, Russell Cleveland, has been appointed to the board of directors of the Company.

                  The Reporting Persons may participate in discussions with management or third parties in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the Company, merging with another Company or acquiring another company or business, changing operating or marketing strategies, changes in management or marketing, or restructuring the Company's capitalization.

                  Each Reporting Person continues to assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and other investment opportunities, as well as the Reporting Person's investment objectives. Depending on such assessments, one or both of the Reporting Persons may acquire additional securities or may determine to sell or otherwise dispose of some or all of its holding of securities.

                  Other  than  as  described  above,  neither  of the  Reporting
Persons has any present plans or proposals which relate to or would result in any transaction, change, or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) Renaissance III beneficially owns 21,944,758 Common Shares, and Renaissance PLC beneficially owns 21,108,446 Common Shares. The Reporting Persons beneficially own 43,053,204 Common Shares. Based upon information filed with the Securities and Exchange Commission, the Common

Shares beneficially owned by Renaissance III, Renaissance PLC, and together represent approximately 67.9%, 67.0%, and 81.2%, respectively, of the outstanding Common Stock of the Company. Renaissance III and Renaissance PLC disclaim that they are members of a group for purposes of Regulation 13D.

                  The Common Shares beneficially owned by Renaissance III are comprised of 393,259 shares of Common Stock; 814,299 shares of Common Stock issuable upon the exercise of warrants; 187,500 shares of Common Stock issuable upon the conversion of 7,500 shares of Series D Preferred Stock; 2,589,945 shares of Common Stock issuable upon conversion of 20,720 shares of Series F Convertible Preferred Stock ("Series F Preferred Stock"); and 17,959,755 shares of Common Stock issuable upon conversion of 143,678 shares of Series G Convertible Preferred Stock ("Series G Preferred Stock"). The board of directors of Renaissance III exercises voting and investment control over the securities of the Company owned by it.

                  Renaissance PLC is deemed the beneficial owner of Common Shares comprised of 393,258 shares of Common Stock; 808,617 shares of Common Stock issuable upon the exercise of warrants; 187,500 shares of Common Stock issuable upon the conversion of 7,500 shares of Series D Preferred Stock; 2,589,945 shares of Common Stock issuable upon conversion of 20,720 shares of Series F Preferred Stock; and 17,129,126 shares of Common Stock issuable upon conversion of 137,033 shares of Series G Preferred Stock. The board of directors of Renaissance PLC exercises voting and investment control over the securities of the Company owned by it.

                  (b) Holders of Series D Preferred Stock are entitled to one vote for each share of Common Stock into which such share of Series D Preferred Stock could then be converted. Presently, the holder of each share of Series D Preferred stock is entitled to 25 votes. Holders of Series F Preferred Stock are entitled to vote with the holders of Common Stock, the Series D Preferred Stock, the Series E Preferred Stock , and the Series G Preferred Stock as a single class on all matters on which stockholders are entitled to vote, including the election of directors, except as otherwise required by law. Holders of Series F Preferred Stock are also entitled to vote with any other class of equity securities which may vote with the holders of the Common Stock as a single class with respect to any matter. Holders of Series F Preferred Stock are entitled to a number of votes per share of Series F Preferred Stock equal to the number of shares of Common Stock into which the shares of Series F Preferred Stock are convertible on the record date of the determination of stockholders entitled to receive notice of and to vote on such matter. In addition, the consent of holders of 80% of the Series F Preferred Stock and the Series G Preferred Stock, voting together as a single class, will be required to (a) authorize, create, or increase the authorized amount of any class of senior stock or parity stock, other than Preferred Stock of the same class or securities to evidence bank debt or asset securitization or (b) authorize a merger, consolidation, or sale of assets, other than in the ordinary course of business, of the Company, including the capital stock of the Company's subsidiaries. The consent of holders of 80% of the Series F Preferred Stock, voting as a single class, will be required to approve any action to amend the Company's certificate of incorporation or bylaws that would materially and adversely affect the rights of the Series F Preferred Stock.

                  Holders of Series G Preferred Stock will be entitled to vote with the holders of Common Stock, the Series D Preferred Stock, the Series E
Preferred Stock, and the Series F Preferred Stock as a single class on all matters on which stockholders are entitled to vote, including the election of directors, except as otherwise required by law. holders of Series G Preferred Stock are also entitled to vote with any other class of equity securities which may vote with the holders of the Common Stock as a single class with respect to any matter. Holders of Series G Preferred Stock are entitled to a number of votes per share of Series G Preferred Stock equal to the number of shares of Common Stock into which the Shares of Series G Preferred Stock are convertible on the record date of the determination of stockholders entitled to receive notice of and to vote on such matter. In addition, the consent of holders of 80% of the Series G Preferred Stock and the Series F Preferred Stock, voting together as a single class, will be required (a) to authorize, create, or increase the authorized amount of any class of senior stock or parity stock, other than Preferred Stock of the same class or securities to evidence bank debt or securitization or (b) authorize a merger, consolidation, or sale of assets, other than in the ordinary course of business, of the Company, including the capital stock of the Company's subsidiaries. The consent of holders of 80% of the Series G Preferred Stock, voting as a single class, will be required to approve any action to amend the Company's certificate of incorporation or bylaws that would materially and adversely affect the rights of the Series G Preferred Stock.

                  In addition to their right to vote with the holders of the Common Stock on the election of directors, the Reporting Persons, as the holders of the Series G Preferred Stock and the holders of the Series F Preferred Stock, voting together as a single class, are entitled to elect two additional directors to the Company's board of directors.

                  Each of the Reporting Persons has or will have upon the exercise of the warrants issued to it by the Company the sole power to vote and dispose of all of the Common Shares that it beneficially owns. None of the Reporting Persons shares voting or disposition power with any person with respect to the Common Shares.

                  (c) No transaction in the Common Shares was effected by a Reporting Person during the past 60 days, except as follows: (1) the issuance on May 17, 2001, in connection with a financial restructuring of the Company, to Renaissance III of 20,720 shares of Series F Preferred Stock and 137,678 shares of Series G Preferred Stock and the issuance to Renaissance PLC of 20,720 shares of Series F Preferred Stock and 131,033 shares of Series G Preferred Stock, all of which shares were issued in exchange for approximately $7.5 million of promissory notes and convertible debentures owned by Renaissance III and Renaissance PLC, including accrued interest, in connection with a financial restructuring of the Company; and (2) the issuance on May 24, 2001, of 6,000 shares of Series G Preferred Stock to Renaissance III and the issuance of 6,000 shares of Series G Preferred Stock to Renaissance PLC, all of which shares were issued for a total of $300,000 cash.

                  (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

                  Not Applicable.

Item 7.           Material to be Filed as Exhibits.

                           Exhibit 1 Joint Filing Agreement Pursuant to Rule 13d-1(k)


                                   SIGNATURES

                  After reasonable inquire and to the best of their individual knowledge and belief, the signatories below certify that the information set forth in this statement is true, complete, and correct as of this ____ day of June, 2001.

                  The persons whose signatures appear below agree that this statement on Schedule 13D is filed on behalf of each of them.

                             RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.




                             By:     ______________________________
                             Name: Russell Cleveland
                             Title:  President and Chief Executive Officer


                             RENAISSANCE US GROWTH & INCOME TRUST PLC




                             By:     _______________________________
                             Name: Russell Cleveland
                             Title:  Director

                                  ATTACHMENT 1

                  The name, business address, and principal occupation of the directors and executive officers of Renaissance III are as follows:

DIRECTORS
                                                                       Principal
Name                     Business Address                       Occupation

Edward O. Boshell, Jr.   c/o Renaissance Capital Group, Inc.    Director
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX 75206-1857
Russell Cleveland        c/o Renaissance Capital Group, Inc.    Director
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX 75206-1857
Peter Collins            c/o Renaissance Capital Group, Inc.    Director
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX 75206-1857
Ernest C. Hill           c/o Renaissance Capital Group, Inc.    Director
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX 75206-1857
OFFICERS

Russell Cleveland        c/o Renaissance Capital Group, Inc.    President and
                         8080 North Central Expressway          Chief Executive
                         Suite 210, LB-59                       Officer
                         Dallas, TX 75206-1857
John A. Schmit           c/o Renaissance Capital Group, Inc.    Vice President
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX 75206-1857
Robert C. Pearson        c/o Renaissance Capital Group, Inc.    Vice President
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX 75206-1857
Barbara A. Butschek      c/o Renaissance Capital Group, Inc.    Secretary and
                         8080 North Central Expressway          Treasurer
                         Suite 210, LB-59
                         Dallas, TX 75206-1857

                  The name, business address, and principal occupation of the directors and executive officers of Renaissance PLC are as follows:

DIRECTORS
                                                                       Principal
Name                                        Business Address          Occupation

Michael B. Cannan                 c/o Sinclair Henderson Limited        Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Russell Cleveland                 c/o Sinclair Henderson Limited        Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Ernest J. Fenton                  c/o Sinclair Henderson Limited        Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Lord Mark Fitzalan Howard OBE     c/o Sinclair Henderson Limited        Director
                                23 Cathedral Yard
                                  Exeter EX11HB
C. A. Rundell, Jr.                c/o Sinclair Henderson Limited        Director
                                23 Cathedral Yard
                                  Exeter EX11HB
William W. Vanderfelt             c/o Sinclair Henderson Limited        Director
                                23 Cathedral Yard
                                  Exeter EX11HB

OFFICERS

None

                                    EXHIBIT 1

                JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

                  The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

                              RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.




                              By:     ______________________________
                             Name: Russell Cleveland
                              Title:  President and Chief Executive Officer


                              RENAISSANCE US GROWTH & INCOME TRUST PLC




                              By:     _______________________________
                             Name: Russell Cleveland
                                 Title: Director